Exhibit 99.1

CONFIDENTIAL

January 6, 2025

Angus C. Russell
Chairman
& Mark Foley

Chief Executive Officer

Revance Therapeutics, Inc.

1222 Demonbreun St., 20th Floor
Nashville, TN 37203 USA

Dear Messrs. Russell & Foley,

Teoxane SA is pleased to submit this proposal (“Proposal”) to acquire all of the outstanding shares of of Revance Therapeutics, Inc. (“Revance” or the “Company”), other than the shares (representing approximately 6.2%) that we already own (the “Transaction”).

As you know, the commercial and distribution partnership between our companies has faced meaningful challenges in recent years. Most recently, we entered into the Sixth Amendment to our Distribution Agreement, which reflects our commitment to continuing the partnership on mutually workable economic and contractual terms. Regardless of these challenges, we continue to see strategic value in Revance’s product portfolio, and in your sales & distribution in the US medical aesthetics sector. Furthermore, as shareholders, we do not support Revance’s proposed sale to Crown Laboratories, Inc. (“Crown”) at $3.10 per share (the “Crown Proposal”), which we believe undervalues the Company, and we are pleased to present the Company and our fellow shareholders with a superior, attractive and actionable alternative.

About Teoxane

Teoxane, based in Geneva, Switzerland, is an independent and privately-held leader in the global medical aesthetics sector. Our dermal fillers, manufactured with our signature RHA technology, are sold in over 90 countries, and we have over 600 employees around the world. We are among the sector leaders in innovation, with 15 formulations supported by over 180 patent titles in hyaluronic acid (HA). We are consistently growing faster than market benchmarks in HA fillers, with our product portfolio reaching the #2 position in the EU, #1 in the Middle East and (with Revance’s partnership) #3 in the US1. Our differentiated products, premium positioning and strong organizational capability help to drive industry-leading EBITDA margins consistently exceeding 30%1. In addition, Teoxane markets a range of dermo-cosmetic products that will be launched in the US in 2025. I founded Teoxane in 2003 and have been the Company’s Chief Executive Officer and Chairperson since that time.

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1 Source: BIP and Teoxane data.

2 As reported under Swiss GAAP.

Valuation

Our proposed consideration payable for the Transaction is $3.60 per common share outstanding, in cash, representing a 16.1% premium to the Crown Proposal.

Due Diligence & Timing

Our Proposal reflects our evaluation of publicly available information and our knowledge of Revance’s operations and capabilities via our existing commercial relationship (considering that Teoxane’s products represent a material portion of Revance’s current and prospective revenues under our existing Distribution Agreement, and that we have partnered together for nearly five years).

In order to confirm our valuation, deliver a definitive, binding proposal and execute a merger agreement with Revance, we and our financing sources will require expedited access to confirmatory due diligence, following the Revance Board’s confirmation that this Proposal is reasonably likely to lead to a Superior Proposal (as defined in the existing merger agreement with Crown). Given our existing business relationship and familiarity with the Company, as well as the clear strategic and commercial rationale, we are highly confident that we can complete our work, in parallel with negotiating definitive documentation in an expedited manner, assuming that we receive access to information promptly. We are prepared to immediately enter into an update of our existing non-disclosure agreement in order to facilitate this work. Our due diligence will be targeted and will be focused on confirming and updating our understanding of Revance’s current sales trajectory, operational expense structure, cash burn, transaction/change-of-control expenses and litigation exposures. Our internal and external advisory teams are fully engaged and prepared to begin this work immediately. We expect that our lenders will also require access to customary due diligence in areas such as AML/sanctions, regulatory, corporate structure and ownership/security in key assets.

Financing & Structure

We anticipate financing the Transaction with a combination of cash on hand, new minority equity at the Teoxane level, and an appropriate amount of debt, considering our attractive profitability and cash flow profile. We have strong relationships with numerous lenders, several of which are already in dialog with us on this opportunity, and are confident we will secure financing commitments on an expedited basis. Furthermore, we are already in discussion with several equity partners that have been familiar with Teoxane and our sector for some time, and are prepared to complete due diligence alongside us to fund the equity portion of the purchase price. We have retained Jefferies as our exclusive financial advisor, and have attached a support letter from Jefferies addressing their confidence in arranging the necessary financing. Customary commitment letters would be obtained at the signing of a Definitive Agreement, which will not contain a financing condition.

Conditions & Internal Approvals

As a closely-held company with a small board, our internal approval process is streamlined and does not include any lengthy corporate board or shareholder approvals; we are prepared to move forward as expeditiously as possible. Closing the Transaction would be subject to any applicable regulatory approvals, but we do not anticipate there to be any complications in securing such approvals, noting that Teoxane’s US sales are already conducted effectively entirely through Revance’s platform, and there are no other known geographical or portfolio overlaps today.

Closing Remarks

This Proposal is non-binding. Any Transaction would require the execution of a definitive merger agreement (the “Definitive Agreement”) and ancillary documents. Unless and until the Definitive Agreement has been executed and delivered by the parties, nothing herein creates any rights in favor of, or imposes any obligations upon, any of the parties and none of them shall be under any legal, equitable or other obligation, or have any liability, including but not limited to any obligation to negotiate or continue to negotiate, whether in good faith or otherwise, with respect to the Transaction and the Definitive Agreement.

As you will appreciate, in order to comply with our obligations under the federal securities laws, we will be making our Proposal public and promptly filing an appropriate amendment to our Schedule 13D with respect to Revance.

We believe that bringing our resources to bear will have a significant positive impact on the future of Revance and its portfolio of brands, and that we can rapidly deliver attractive, certain and superior value to our fellow shareholders. As such, we look forward to engaging with you immediately on this Proposal, and to building on our existing partnership by working expeditiously toward consummation of a transaction.

Sincerely, Teoxane SA ______________________________ Valerie Taupin Chief Executive Officer & Founder

Enclosure